June 17, 2019

R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

       Re: Medical Properties Trust, Inc.
           MPT Operating Partnership, L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           File No. 001-32559
           File No. 333-177186
           Filed March 1, 2019

Dear Mr. Hamner:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Significant Tenants, page 10

1. We note your disclosure on page 10 that Steward operated 39.5% of your gross assets as of December 31, 2018. Given that Steward appears to be a significant lessee, please tell us what consideration you gave to filing audited financial statements of Steward. In that regard, we note your response to comment 3 from our letter dated October 26, 2018, where you stated that you expected to file the financial statements of Steward with your
      Form 10-K or Form 10-K/A for the year ended December 31, 2018.

       We remind you that the company and its management are responsible for the accuracy
 R. Steven Hamner
Medical Properties Trust, Inc.
June 17, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.



                                                          Sincerely,

FirstName LastNameR. Steven Hamner                        Division of
Corporation Finance
                                                          Office of Real Estate
and
Comapany NameMedical Properties Trust, Inc.
                                                          Commodities
June 17, 2019 Page 2
cc:       Kevin Hanna
FirstName LastName